April 28, 2025

Jerome D. Jabbour
Chief Executive Officer
Matinas BioPharma Holdings, Inc.
1545 Route 206 South, Suite 302
Bedminster, New Jersey 07921

       Re: Matinas BioPharma Holdings, Inc.
           Registration Statement on Form S-3
           Filed April 22, 2025
           File No. 333-286686
Dear Jerome D. Jabbour:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Steven M. Skolnick, Esq.